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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Integrity Funds Distributor, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North Main Street
(No. and Street)

Minot	ND	58703
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shannon Radke 701-858-1590
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2016
REGISTRATIONS BRANCH
09

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shannon Radke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrity Funds Distributor, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

On February 26th, 2016 Shannon Radke personally appeared before me

Signature

President/CEO

Title

Carla Brown

Notary Public

County of Ward
State of North Dakota


CARLA BROWN
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Integrity Funds Distributor, LLC

We have audited the accompanying statement of financial condition of Integrity Funds Distributor, LLC (the "Company"), as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Funds Distributors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 26, 2016

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS		
Cash and cash equivalents	$	1,352,822
Accounts and commissions receivable		346,092
Deferred sales commissions		133,060
Prepaid assets		27,065
TOTAL ASSETS	$	1,859,039

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Commissions and fees payable	$	372,934
Accounts payable		6,301
Accrued expenses		48,697
TOTAL LIABILITIES		427,932
MEMBER'S EQUITY		1,431,107
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,859,039

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

INCOME		
Fee income	$	4,826,892
Commission and underwriting income		728,458
Total income		5,555,350
EXPENSES		
Commission and fee expense		1,934,404
Compensation and benefits		1,436,486
Meals, lodging, and entertainment		281,879
Equipment rental and management fee		190,332
Revenue sharing		141,035
Printing and postage		37,933
License, fees, and registrations		36,798
Advertising and promotion		26,470
Telephone		21,007
Other expenses		19,190
Professional fees		18,224
Office supplies		14,200
Rent		9,600
Dues and subscriptions		5,012
Insurance		2,098
Total expenses		4,174,668
NET INCOME	$	1,380,682

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity
BALANCE, JANUARY 1, 2015	$2,050,425
Distributions	(2,000,000)
Net income	1,380,682
BALANCE, DECEMBER 31, 2015	$1,431,107

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,380,682
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects on operating cash flows due to changes in:		
Accounts and commissions receivable		155,374
Amortization of deferred sales commissions		172,314
Prepaid assets		(197)
Commissions and fees payable		2,192
Accounts payable and accrued expenses		(78,507)
Net cash provided by operating activities	$	1,631,858
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	$	(2,000,000)
Net cash used by financing activities	$	(2,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$	(368,142)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,720,964
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	1,352,822

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Integrity Funds Distributor, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Corridor Investors, LLC (the "Parent"). Integrity Fund Services, LLC and Viking Fund Management, LLC are also wholly-owned subsidiaries of the Parent. The Company's primary business is as the principal underwriter and distributor of "Integrity Viking Mutual Funds," "Integrity Managed Portfolios," "Viking Mutual Funds", and "The Integrity Funds," hereinafter collectively referred to as "the Funds".

Cash and Cash Equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and Commissions Receivable - The Company's receivables consist primarily of fees charged to the affiliated funds for distribution services. Management believes all of the receivables are collectible based on historical experience, and has not recorded an allowance for doubtful accounts. The Company does not charge interest on its receivables.

Deferred Sales Commissions – Sales commissions paid to financial advisers and broker-dealers on shares sold without a frontend sales charge to investors are generally capitalized and amortized over the periods in which they are generally recovered from related revenues.

Concentrations - Substantially all of the Company's revenue is derived from fees charged to the Funds mentioned above. All trade receivables are due from the Funds. The Company is economically dependent upon the operating results of the Funds.

Income Taxes – No provision for income taxes is required since the members of Corridor Investors, LLC (the "Parent") report their proportionate share of the Company's taxable income or loss on their respective income tax returns. Such income or loss is proportionately allocated to the members of Corridor Investors, LLC based on their ownership interests. As a limited liability company, the members' liability is limited. The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence.

Revenue Recognition - 12b-1 and underwriting fee revenue is recognized in the period in which it is earned.

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **CONCENTRATION OF CREDIT RISK**

The Company maintains cash on deposit, insured by the FDIC up to $250,000. At December 31, 2015 the company had approximately $1,131,118 in uninsured cash balances.

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The transactions between Integrity Funds Distributor, LLC, Corridor Investors, LLC and the Funds are summarized below:

		2015
Commission and other fee income from the Funds	$	5,548,546
Commission fees paid to the Funds	$	318,264
Compensation and benefits paid to Corridor Investors, LLC	$	1,170,856
Management and equipment rental fees paid to Corridor Investors, LLC	$	152,000
Rent paid to Corridor Investors, LLC	$	9,600
Other expenses paid to Corridor Investors, LLC	$	3,015

There was a total receivable of $344,200 due from the Funds on December 31, 2015.

Corridor Investors, LLC purchased its facility on March 30, 2012. Integrity Funds Distributor, LLC entered into an expense sharing agreement with Corridor Investors, LLC on July 21, 2010. The terms of the agreement require that a monthly facility expense of $2,400 shall be shared equally among Viking Fund Management, LLC, Integrity Fund Services, LLC, and Integrity Funds Distributor, LLC. Corridor Investors, LLC is the owner of all equipment and furniture in use by the subsidiaries and charges a monthly equipment and furniture rental expense of $1,000 to Integrity Funds Distributor, LLC. The agreement also requires a monthly management fee to be charged to Integrity Funds Distributor, LLC of $11,667 as a result of the management and administrative compensation costs paid by Corridor Investors, LLC for management and administrative services provided to the subsidiary company.

NOTE 5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $924,890, which was $896,361 in excess of its minimum required net capital of $28,529. The Company's net capital ratio was 0.463 to 1.

NOTE 6 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $7,399 for the year ended December 31, 2015.

NOTE 7 - **INCOME TAXES**

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax return of Corridor Investors, LLC (the "Parent") consolidated with its subsidiaries are subject to examination by the IRS, generally for three years after they were filed.

NOTE 8 - **SUBSEQUENT EVENTS**

No significant events occurred subsequent to the Company's year-end. Subsequent events have been evaluated through February 26, 2016, which is the date these financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITITES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL	
Total member's equity	$ 1,431,107
Less non-allowable assets:	
Prepaid assets	(27,065)
Accounts and commissions receivable	(346,092)
Deferred sales commissions	(133,060)
Net capital	$ 924,890
AGGREGATE INDEBTEDNESS	
Commission and fees payable	$ 372,934
Accrued expenses and accounts payable	54,998
Total aggregate indebtedness	$ 427,932
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement[1]	$ 28,529
Excess net capital at 1500%[2]	$ 896,361
Excess net capital at 1000%[2]	$ 882,097
Ratio: Aggregate indebtedness to net capital	0.463 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 924,890
Net audit adjustments to allowable assets	-
Net capital per above	$ 924,890

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.
2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$ 28,529
1000%	$ 42,793

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Integrity Funds Distributor, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) Integrity Funds Distributor, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Abington, Pennsylvania
February 26, 2016

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2015

Management has concluded that the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 which limits the Company's business to mutual funds and/or variable annuities. Management has also concluded that the Company, to the best of its knowledge and belief, has met the identified exemption provisions throughout the most recent fiscal year without exception.




Shannon Radke - President/CEO   Date

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Integrity Funds Distributor, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Integrity Funds Distributor, LLC for the year ended December 31, 2015 and filed with the Securities Investor Protection Corporation (SIPC) on February 24, 2016. The procedure we performed is as follows:

We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2015, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2015 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Integrity Funds Distributor, LLC taken as a whole.



Abington, Pennsylvania
February 26, 2016

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x Jacqueline L Case 4/10/2015

Authorized Signature/Title Date

SIPC-3 2015

8-042561 FINRA DEC 6/1/1990
Integrity Funds Distributor LLC
PO Box 500
Minot ND 58702

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3

FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

INTEGRITY FUNDS DISTRIBUTOR, LLC.

(A WHOLLY-OWNED SUBSIDIARY OF
CORRIDOR INVESTORS, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2015

WITH

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

INTEGRITY FUNDS DISTRIBUTOR, LLC
(A WHOLLY-OWNED SUBSIDIARY OF CORRIDOR INVESTORS, LLC)

TABLE OF CONTENTS

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 1035319 (Please retain this number for further inquiries regarding this form)
Submitted By: kklebe
Submitted Date: Fri Feb 26 12:56:04 EST 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Name of Auditor *: Sanville & Company

PCAOB # *: 169

Auditor Address - Street *: 1514 Old York Road

City *: Abington

State *: PA

Zip Code *: 19001

Auditor Main Phone Number *: 215-884-8460

Lead Audit Partner Name *: John P. Townsend, CPA

Lead Audit Partner Direct Phone Number *: 215-884-8460

Lead Audit Partner Email Address *: jptownsend@sanvilleco.com

FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- ☑ Facing Page [Form X-17A-5 Part III]
- ☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- ☑ Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- ☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- ☑ Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- ☑ Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- ☑ Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- ☑ Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

◉ Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

○ Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control

Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

◉ For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

○ For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

○ For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * IFD 2015.pdf 6637131 bytes

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 1035319 (Please retain this number for further inquiries regarding this form)
Submitted By: kklebe
Submitted Date: Fri Feb 26 12:56:04 EST 2016

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year. For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Name of Auditor *: Sanville & Company

PCAOB # *: 169

Auditor Address - Street *: 1514 Old York Road

City *: Abington

State *: PA

Zip Code *: 19001

Auditor Main Phone Number *: 215-884-8460

Lead Audit Partner Name *: John P. Townsend, CPA

Lead Audit Partner Direct Phone Number *: 215-884-8460

Lead Audit Partner Email Address *: jptownsend@sanvilleco.com

FYE: 2015-12-31

Below is a list of *required* documents. Please check to indicate the document is attached. *

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

(●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control

Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

SEA Rule 17a-5(e)(4)(ii) - *Select ONLY One*

(•) For Firms Claiming Exclusion from SIPC Membership, a copy of SIPC-3 Form **AND** Independent Public Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion from SIPC Membership.

( ) For SIPC Members, a copies of the SIPC Supplemental Report **AND** Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

( ) For SIPC Members with Minimal Revenue, (i.e., $500,000 or less in gross revenue from their Annual Audit report filed pursuant to SEA Rule 17a-5(d).) Broker-Dealers are not required to file the SIPC Supplemental Report pursuant to SEA Rule 17a-5(e)(4)(ii) if reporting revenue of $500,000 or less.

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]

☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds

☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit: * IFD 2015.pdf 6637131 bytes